[Letterhead of Luse Gorman Pomerenk & Schick, P.C.]

(202) 274-2008
aschick@luselaw.com

October 29, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Todd K. Schiffman, Esq. Mail Stop 4720

Re:	OmniAmerican Bancorp, Inc. (Registration No. 333-161894) Registration Statement on Form S-1
Dear Mr. Schiffman:
          On behalf of OmniAmerican Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s letter dated October 9, 2009, as well as the Company’s responses to those comments. In addition to these revisions, the Company’s Prospectus has been revised in response to comments received from the Office of Thrift Supervision (“OTS”). The Prospectus also includes a “Recent Developments” section beginning on page 31. The Amended S-1 has been blacklined to reflect changes from the original filing.
General
1.	Provide us with copies of all marketing materials. Upon review, we may have comments.

The marketing materials were previously filed as Exhibit 99.4 to the Registration Statement on Form S-1. The Company has refiled certain marketing materials that have been revised to include internet and telephone voting disclosure along with additional materials in Exhibit 99.4 to the Amended S-1.

Securities and Exchange Commission
October 29, 2009

How We Intend to Use the Proceeds from the Offering, page 31
2.	Discuss the estimated costs for opening a new branch.

The Company is unable to quantify costs of opening a new branch because currently no actions have been taken towards opening a new branch following completion of the offering. Costs for opening a new branch can vary greatly depending on the particular opportunity, which is unknown at this time. Disclosure has been added at page 42 to clarify that the cost of acquiring or opening a new branch may vary significantly.

3.	If specifics are known about the new products and services to be offered, please expand the disclosures on these uses of proceeds.

Initially following the offering, the Company is not planning on introducing any new products and services. Instead, the Company plans to focus its efforts on educating and cross-selling its current products and services among its customers and market area. Disclosure has been added on page 42 in response to this comment.

4.	Please be as specific as possible regarding the intended uses of the net proceeds. Disclose any current plans, intentions or understandings concerning new branches, new lending or investment activities, establishing or acquiring other financial service providers, or other specific uses. Provide a timetable for any such plans. As your plans for use of proceeds solidify, please update the disclosure pursuant to Item 504 of Regulation S-K both here and in the main section, as appropriate.

As discussed in the Company’s responses to comments two and three above, the Company does not currently have specific plans to use the proceeds to open any new branches, to introduce any new products or services or to establish or acquire other financial service providers. Following the offering, the Company initially plans to grow organically by increasing lending and cross-selling its products and services to its existing customer base, subject to opportunities that may occur in its market area. Disclosure has been added on page 42 in response to this comment. The Company will update the disclosure in the prospectus if its plans change prior to the offering. Furthermore, the Company undertakes to provide updated disclosure in its filings in the future under the Securities Exchange Act of 1934, as amended.
Market for the Common Stock, page 33
5.	Please advise us of the status of your application for trading on the Nasdaq Global Market or the Nasdaq Global Select Market.

The Company has filed a listing application for trading on the Nasdaq Global Market. The Company has revised the prospectus accordingly. The Nasdaq Stock Market is in the process of reviewing the application.

Securities and Exchange Commission
October 29, 2009

Capitalization, page 35
6.	On your capitalization table, we note the additional paid-in capital consists of stock offering proceeds netted against offering expenses. Please tell us the nature of the costs included in your offering expenses and explain to us why you believe these costs should be netted against additional paid in capital rather than written off as expense in accordance with paragraph 59 of SFAS 141(R).

The additional paid-in capital reported on the capitalization table consists of stock offering proceeds netted against offering costs. The estimated offering costs netted against the stock offering proceeds is based on the offering expenses disclosed in Part II, Item 13 of the Amended S-1. These costs are directly related to the issuance of shares of stock of the Company. As required by U.S. GAAP, direct costs attributable to the stock offering are charged against the offering proceeds received upon completion of the offering.

Securities and Exchange Commission Staff Accounting Bulletin Topic 5.A (“SAB Topic 5.A”), Expenses of Offering, addresses the accounting treatment of these costs. SAB Topic 5.A states that “Specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering. However, management salaries or other general and administrative expenses may not be allocated as costs of the offering and deferred costs of an aborted offering may not be deferred and charged against proceeds of a subsequent offering.”

Paragraph 59 of SFAS 141(R) outlines the accounting treatment for expenses incurred in a business combination. Since the costs identified above are related to a stock offering rather than a business combination, they are properly accounted for by being netted against the offering proceeds.
Pro Forma Data, page 37
7.	Please provide us with the detailed calculations you used to determine the following amounts and revise the document to provide more clarity as to how the amounts are determined:
•	Pro forma ESOP adjustments. It appears you are recording all of the expense in one year without any amortization. If this is true, please explain to us why this is appropriate;

The Company is amortizing the expense of the ESOP over a 25 year period. Please see the disclosure in the Amended S-1 on pages 47 and 55. As an example of the calculation of the adjustment on page 49 for the six months ended June 30, 2009 at the midpoint of the offering range, the total expense of the ESOP is $7.2 million (8% of $90.0 million) which is divided by 25 years ($288,000) and then multiplied by the effective tax rate of 34% ($97,920). $288,000 is then reduced by

Securities and Exchange Commission
October 29, 2009

$97,920 ($190,080) which is then divided in half to reflect the six months ended June 30, 2009 and equals $95,040 as disclosed in the table on page 49. Footnote two to this table also provides additional information on this calculation.

•	Pro forma stock option adjustments. It appears that 100% of the stock option awards are non-qualified. Please verify if this is true; and

The Company is assuming that 25% of the stock options will be non-qualified. Please see the revised disclosure on page 48.

•	Pro forma income on net proceeds.

Please see the revised disclosure on page 47.
8.	Please revise footnote (5) to present the calculations you used to determine the number of shares outstanding for pro forma net income (loss) per share calculations.

The Company has revised the disclosure as requested on pages 50 and 52.
Business of OmniAmerican Bank, page 69
Allowance for loan losses, page 88
9.	We note your discussion of how you determine your allowance for loan losses beginning on page 88. Please revise to provide an enhanced discussion to comprehensively bridge the gap between observed changes in your asset quality, specifically including your non-performing and impaired loans, and the resulting changes in the components of your allowance for loan losses. For example, please discuss the following:
•	In general, the relationship between observed changes in your non-performing and impaired loans and the resulting changes in your allowance for loan losses;

•	How you measure impairment on your impaired loans and link this information to the resulting changes in your allowance for loan losses; and

•	The extent to which your non-performing and impaired loans are collateralized and how changes in the value of collateral impacted the allowance for loan losses.

Securities and Exchange Commission
October 29, 2009

The Company has revised the disclosure beginning on page 98 in response to the Staff’s comment.
10.	We further note the discussion of your two largest nonaccrual loans as of June 30, 2009 on page 85. In determining your allowance for loan loss related to these loans, please tell us how you considered paragraph 13 of SFAS 114. Also, please tell us how you incorporated the cost to sell the collateral underlying the loans into the fair value of the loans as of June 30, 2009.

Paragraph 13 of SFAS 114 requires that a creditor consider estimated costs to sell, on a discounted basis, the measure of impairment if those costs are expected to reduce the cash flows available to repay or otherwise satisfy the loan. When measuring impairment of OmniAmerican Bank’s (the “Bank”) two largest non-accrual loans as of June 30, 2009, the Bank considered selling costs in the event the Bank foreclosed on the property on the first non-accrual loan discussed on page 95 of the prospectus, but not the second loan. The first loan, with an outstanding balance of $2.3 million at June 30, 2009, was secured by raw land with an appraised value of $1.4 million and mineral rights valued at $205,000 as of the most recent appraisal obtained subsequent to June 30, 2009. Due to the difficulty of determining the fair value of mineral rights in the current economic climate, the Bank concluded that payments received for the mineral rights would offset the costs to sell. The selling costs are estimated to be approximately $83,400. Therefore, management recorded a specific allowance of $900,000 for the loan at June 30, 2009, based on the difference between the outstanding balance of the loan and the appraised value of the land.

The second loan, with an outstanding balance of $2.1 million, is secured by a single-family home with a value of $2.0 million based on an appraisal received prior to June 30, 2009 less estimated selling costs. The selling costs are currently estimated to be $126,000. A specific allowance of $126,000 has been established for this loan. No new provision was deemed necessary for this specific allowance. Please see the revised table on page 103.

11.	We note your discussion of your largest substandard asset as of June 30, 2009 on page 88 and that you anticipate completing the foreclosure of this property during the third quarter of 2009. Please tell us if there was any allowance for loan loss provision recorded for this property as of June 30, 2009 and the basis for your conclusion.

As of June 30, 2009, the Bank had a substandard loan with a balloon payment of $5.6 million due in July 2009 secured by a condominium project. This loan was not considered to be impaired as of June 30, 2009, since the loan was performing in accordance with its terms at that date. Accordingly, no specific allowance for loan losses was allocated to this loan at June 30, 2009. Although the loan was not considered

Securities and Exchange Commission
October 29, 2009

impaired, an allowance for loan losses of $517,000 was estimated for this loan in conformity with the Bank’s methodology for determining estimated allowance for loan losses on loans classified as doubtful, substandard or special mention.
Supervision and Regulation, page 102
12.	We note your discussion of your memorandum of understanding with the Office of Thrift Supervision (OTS) on pages 107-108. Please tell us the changes you have made to your asset classification policy since June 19, 2009, and revise to disclose whether you currently comply with the OTS order.

Following an OTS examination, the Bank revised its asset classification policy in order to conform the policy to the OTS’ definition of risk ratings. Disclosure has been added at page 120 of the prospectus in response to the staff’s comment.
Management of OmniAmerican Bancorp, Inc., page 114
13.	Disclose in the CD&A any specific items of corporate performance that underlie the bonus compensation of Mr. Carter and the basis for approving the 30% bonus to Mr. Carter, including any company performance targets and the actual performance attained. See Item 402(b) of Regulation S-K and the accompanying instructions.

Please see the revised disclosure in response to the staff’s comment on page 139 of the prospectus.

14.	Expand the CD&A or the disclosure on page 133 to include a discussion of the specific targets and actual performance applicable to the bonuses paid to the other named executive officers or a discussion of the difficulty of attaining the target levels for the company and the named executive officers. For example, state the specific aspects of financial performance used in the bonus determinations, both targets and actual performance. Also, describe more specifically targets or actual performance for the other four specific indicators listed on page 133. See Item 402(b) of Regulation S-K and the accompanying instructions.

Please see the revised disclosure in response to the staff’s comment on page 145 of the prospectus.

15.	Similarly, disclose more specifically how Mr. Havran’s bonus is determined and either the applicable target and performance or a discussion of the difficulty for him to satisfy the requirements for receiving the bonus.

As discussed with the staff, the applicable disclosure can be found on page 146 of the prospectus.

Securities and Exchange Commission
October 29, 2009

16.	To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Based on the Company’s responses to the comments above, this comment is not applicable as the Company will not be relying on this exception.
Financial Statements, page F-3
17.	Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

The comment is noted.
Statement of Cash Flows, page F-6
18.	We note the line item “Proceeds from sales of loans” included in the investment section of your Statements of Cash Flows. Please address the following:
•	Tell us the types of loans that are typically sold and included in this line item;

The Bank typically sells its fixed rate single-family residential mortgage loans with terms greater than 15 years.

•	Tell us the typical time period between when you originate or purchase a loan and when the decision is made to sell;

The time period between the origination or purchase of a loan varies from a few days in the case of loans originated as held for sale to several months for loans that are originated as held for investment. The average length of time between the origination or purchase of loans that were originated as held for investment, but were subsequently sold during the six months ended June 30, 2009 was 130 days.

•	Tell us the reasons for selling these loans (i.e. credit quality deterioration, liquidity, etc.); and

Sales of mortgage loan production has allowed the Bank to manage its asset size in order to achieve a Tier 1 capital ratio exceeding 8.00%. In addition, the sale of fixed rate loans with longer maturities allows the Bank to mitigate interest rate risk.

Securities and Exchange Commission
October 29, 2009

•	Tell us if you reclassify these loans as held for sale once the determination to sell these loans is made. We refer you to paragraph 8(c) of SOP 01-6.

Once a decision is made to sell a loan not previously classified as held for sale, it is transferred into the loans held for sale classification and carried at the lower of cost or fair value in compliance with paragraph 8(c) of SOP 01-6.
19.	As a related matter, we note that you present “Net (increase) decrease in loans” as an investing cash flow and this line item does not distinguish between loans held for sale and loans held for investment. Please tell us if this line item includes loans held for sale and if so why they are classified as an investing activity rather than as an operating cash flow in your Statements of Cash Flows. Please tell us how your presentation is consistent with paragraph 9 of SFAS 102.

In the Bank’s Statements of Cash Flows, the change in loans held for sale is identified as a source or use of cash from operating activities in compliance with paragraph 9 of SFAS 102. The Bank has revised its cash flow presentation of the change in loans held for sale and the “Net (increase) decrease in loans” presented in cash from investing activities in response to this comment to provide more detail regarding loan activities.
Note 5 — Loans and Allowance for Loan Losses, page F-18
20.	We note your disclosures regarding your impaired loans. However, we could not locate all of the disclosures required by paragraph 20.c of SFAS 114. Please revise to include these disclosures in your next amendment.
Note 5	— Loans and Allowance for Loan Losses on page F-23 has been revised to include these disclosures.
21.	As a related matter we note your significant accounting and reporting policies related to your loans and allowance for loan losses on page F-9. However, in these disclosures we could not find your policy for recording cash payments received on impaired loans and nonaccrual loans in accordance with paragraph 13c(1) of SOP 01-6 and paragraph 20.b of SFAS 114. Please revise accordingly.

The accounting and reporting policy related to loans and allowance for loan losses on page F-12 has been revised to address the Bank’s policy for recording cash payments received on impaired loans and nonaccrual loans in accordance with paragraph 13c(1) of SOP 01-6 and paragraph 20.b of SFAS 114.

Securities and Exchange Commission
October 29, 2009

Exhibit 23
22.	Please provide a current consent of the independent accountant in future amendments.

The current consent of the independent accountant is included in Exhibit 23.2 of the Amended Form S-1.
Exhibit 8.1
23.	Please delete the word “solely” from the last paragraph or specify that purchasers in the offering can rely on the opinion.

The word “solely” has been deleted from the opinion as requested.
* * * * *
          We trust the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2008 or Benjamin Azoff of this office at (202) 274-2010 as soon as possible if it has any further comments.
Respectfully,
/s/ Alan Schick
Alan Schick
Enclosures

cc:	Jessica Livingston, Esq. Babette Cooper, CPA Amit Pande, CPA Tim Carter, President and Chief Executive Officer Eric Luse, Esq. James C. Stewart, Esq. Benjamin Azoff, Esq.